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                                                                    EXHIBIT 99.1


       ALTAREX ANNOUNCES RESTRUCTURING AND MANAGEMENT CHANGES

WALTHAM, MASSACHUSETTS and EDMONTON, ALBERTA, May 15, 2003- AltaRex Corp. (TSE:
AXO, OTC: ALXFF) ("AltaRex" or the "Company") announced today that, effective immediately, Richard Bagley will step down as President and Chief Executive Officer of the Company and will resign from the Board of Directors to pursue other interests. AltaRex would like to extend its appreciation to Mr. Bagley for the dedication and commitment he has demonstrated during his tenure with the Company. The Company has appointed Dr. Antoine Noujaim, the founder of AltaRex, as President and Chief Executive Officer and a director and Vice-Chairman of the Company and Rob Salmon as its Chief Financial Officer.

"I am delighted to assume this new challenge and look forward to working with our strategic partner in moving the Company forward to realize its full potential", said Dr. Noujaim.

In connection with the management changes announced today, the Company announced a restructuring program to prioritize its initiatives and reduce operating costs. This program includes a reduction of the Company's full- time employees, the planned closure of the Company's Boston-area offices and the relocation of its executive and administrative offices to Edmonton, Alberta.

Mr. Jacques R. Lapointe, Chairman of the Board said, "This refocusing of activities puts AltaRex in a much stronger position to preserve capital and pursue its strategic alternatives".

The Company also announced that Ron McMahan and Robert Uhl have advised the Company that they do not intend to seek re-election as directors of AltaRex at its annual meeting of shareholders to be held on June 20, 2003. The Company intends to nominate the following persons as directors of AltaRex at the annual meeting: Bruce D. Brydon, Jean-Guy Lambert, Jacques R. Lapointe, Dr. Antoine A. Noujaim and Rob Salmon.

AltaRex Corp. is focused on the research, development and commercialization of foreign antibodies that modulate the immune system for the treatment of certain cancers and other diseases where there exists an unmet medical need. Additional information about AltaRex Corp. can be found on its website at www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the Company's need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics Corporation, and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis;

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uncertainties as to when, if at all, the FDA and other similar regulatory agencies will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

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